Kenneth R. Trammell	Tenneco Inc.
Executive Vice President &	500 North Field Drive
Chief Financial Officer	Lake Forest, Illinois 60045

Tel 847 482-5332
Fax 847 482-5320
ktrammell@tenneco.com

January 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Theresa Brillant
Lyn Shenk

RE:	Tenneco Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K
Filed October 27, 2017
File No. 001-12387

Dear Ms. Brillant:

Reference is made to your letter, dated December 19, 2017 (the “Comment Letter”), setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning Tenneco Inc.’s (“Tenneco”) Current Report on Form 8-K filed on October 27, 2017 (the “8-K”).

Set forth below is Tenneco’s response to the Comment Letter. To facilitate the Staff’s review, the heading and numbered comment from the Comment Letter has been repeated in this letter in bold face type, and Tenneco’s response immediately follows such numbered comment in regular type.

Form 8-K filed October 27, 2017

Exhibit 99.1

1.	We note your presentation of non-GAAP earnings measures in the table presented in your “Adjusted third quarter 2017 and 2016 results section.” You reconcile the non-GAAP measure “non-GAAP earnings measures” to “EBIT” and “EBITDA” and the non-GAAP measure “adjusted EBIT” to “EBIT.” These reconciliations do not appear to comply with Item 10(e)(1)(i)(B) in that the comparable GAAP measure to which these non-GAAP measures should be reconciled to is “net income.” Refer to questions 102.10, 103.01 and 103.02 of staff’s Compliance and Disclosure Interpretation “Non-GAAP Financial Measures” and footnote 26 of FR 65 for guidance. Please revise your presentation as appropriate.

Response: In all future earnings releases, we will modify the table customarily presented in the body of our earnings release to be consistent with the presentation below (which is presented on the basis of the third quarter of 2017 results):

Adjusted third quarter 2017 results

(millions except per share amounts)

	Net income attributable to Tenneco Inc.	Per Share	EBIT	EBITDA (1)(2)
	$77	$1.45	$134	$192
Adjustments (2)
Restructuring and related expenses	17	0.32	20	19
Net tax adjustments	(6)	(0.10)	—	—

Adjusted Net income, EPS, EBIT and EBITDA	$88	$1.67	154	211

(1) EBITDA including non-controlling interests.

(2) Tables at the end of this press release reconcile GAAP to non-GAAP results.

Any questions or comments with respect to this response letter may be communicated to the undersigned at (847) 482-5000.

Very truly yours,

/s/ Kenneth R. Trammell

Kenneth R. Trammell

Executive Vice President and

Chief Financial Officer

Tenneco Inc.